Exhibit 1.02

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Increases Investment in Leading 3G Content Provider in Japan

CDC Games Plans to Use Company’s 3G Platform to Launch
Mobile Games in Japan and China

BEIJING, ATLANTA, Feb. 4, 2008 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today it has increased its investment in BBMF Group Inc, a leading 3G content provider in Japan, as part of its strategy to deliver future online mobile games via 3G networks and expand its geographic reach. With multiple rounds of investment completed in BBMF, CDC now owns approximately 20 percent of the company with a total investment of approximately (U.S.) $10 million.

Headquartered in Tokyo, BBMF is considered a market leader in 3G content in Japan with one of the largest mobile comic sites, largest mobile online game sites and one of the largest libraries of titles available for mobile access in Japan. Japan is one of the early adopters of 3G with more than 60 percent of mobile subscribers already using 3G handsets. The 3G content market in Japan is projected to reach (U.S.)$1.2 billion by 2008.

BBMF has also grown rapidly in recent years. During December 2007, BBMF’s mobile comics paying subscriber count surpassed 566,000 which represents a year-over-year growth rate exceeding 350 percent compared to December 2006. Also during December 2007, mobile online game (player versus player) paying subscribers grew more than 400 percent year-over-year to approximately 107,000 and mobile single player game paying subscribers grew 38 percent to approximately 61,000. BBMF has 40 mobile online game applications and more than 550 employees with 150 in Tokyo and the remainder located in offices in Nanjing, China and Taiwan. Based on preliminary, unaudited financial data, the company had positive EDITDA margins in 2007.

Jeff Longoria, president of CDC Games International, said, “We believe that online games will increasingly be delivered in broadband wireless as well as wired environments. This investment provides CDC with a beachhead in the mobile market, a proven 3G mobile platform, and access to one of the world’s largest online games markets, Japan. As part of this investment, CDC Games plans to use BBMF’s 3G mobile platform to launch future online games targeted for the 3G mobile markets in Japan and China. The mobile comics offered by BBMF provide a foundation for future game development not just for the Japanese market but globally. CDC intends to facilitate BBMF’s expansion outside of Japan as well. “

The investments in BBMF are part of the US $100 million Online Games Developer Partner Program of CDC Games Studio. The program was established to place investments in strategic game development partners to accelerate the development of new and original online games for the China market and additional target geographies including Japan and the US.

About BBMF Group Inc.
Headquartered in Tokyo, BBMF Group, Inc. is one of the largest independent 3G mobile content vendors in Japan focused on the comics and games markets. BBMF is considered a market leader in 3G content in Japan with one of the largest mobile comic sites, largest mobile online game sites and one of the largest libraries of titles available for mobile access in Japan. BBMF has 40 mobile online game applications and more than 550 employees with 150 in Tokyo and the remainder located in offices in Nanjing, China and Taiwan. For more information on BBMF, please visit www.bbmf.co.jp.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007, and 16pounds in Thailand in January 2008. CGI is also planning to launch Lunia Online in the U.S. along with several new games planned for southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the strategy for, and the development of, CDC Mobile’s 3G Content Partner program, the future growth in the 3G market in Japan, our belief that games will increasingly be delivered in broadband wireless and wired environments, our strategy with respect to our use of BBMF’s platforms and technology, our plans for expansion outside of Japan, the future growth of BBMF’s businesses, continued growth of 3G market in Japan, future opportunities with content partners, our ability to help content partners build new 3G products and services through investment, future acquisitions, future development of mobile 3G content market in China, the ability of the content partners to build successful 3G products and services, the ability to adapt partner’s 3G content for use in China,. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following: the ability of BBMF to continue to grow their businesses, the ability to make investments in content partners, the ability of content partners to utilize any investment to build 3G products and services for the China market, the ability to make changes in business strategy, development plans and product offerings; the development of the 3G market in China and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.